Exhibit 99.1

Bitfarms Announces Complete Exit from Latam with Sale of its Paso Pe Site for up to $30M

-Rebalances  energy assets portfolio to 100% North American-

-Bitfarms to reinvest capital in North American HPC/AI energy infrastructure-

Toronto, Ontario and New York, New York (January 2, 2026) - Bitfarms Ltd. (NASDAQ/TSX: BITF), a North American energy and digital infrastructure company, today announced that it has entered into a definitive share purchase agreement (“SPA”) to sell its 70 MW site in Paso Pe, Paraguay to the Sympatheia Power Fund (SPF), a crypto infrastructure fund  managed by Singapore-based Hawksburn Capital. The transaction is expected to close within 60 days of this release and completes Bitfarms’ exit from Latin America. The closing of the transaction is subject to the satisfaction or waiver of customary closing conditions.

Bitfarms CEO Ben Gagnon stated, “I’m pleased to announce the strategic sale of our Paso Pe site and decisive rebalancing of our energy portfolio to 100% North American. This transaction brings forward an estimated two to three years of anticipated free cash flows from operations to be reinvested into our North American HPC/AI energy infrastructure  in 2026, where we believe we will be able to generate much stronger returns on our invested capital with HPC/AI. The sale of Paso Pe is the culmination of a series of transactions to completely exit Latam, and refocus the company, its management team and capital on 100% North American power and infrastructure for HPC/AI.”

SPF representative Josh Murchie said, “This transaction accelerates SPF’s regional expansion plan, and our priority is an uninterrupted, seamless transition from day one — maintaining continuity at Paso Pe as we move into the next phase of growth.”

Terms

Under the terms of the SPA, the Buyer will acquire from Bitfarms and its affiliates the shares of the single purpose subsidiary that holds all the operating assets related to its Paso Pe, Paraguay, Bitcoin mining site (the “project shares”). The proposed transaction values the operating site at up to $30 million, with Bitfarms expected to receive:

●	$9 million in cash upon closing of this transaction, expected in Q1 2026 (including a $1 million non-refundable deposit, which has been paid by the buyer);

●	Up to $21 million over 10 months following closing based on certain payment milestones.

Transaction Benefits

●	Rebalances energy assets portfolio to 100% North American;

●	Improves liquidity profile with accelerated monetization of operation and short-term financing guaranteed by the operation;

●	Updated energy portfolio consists of:

o	341 MW energized capacity;

o	430 MW under Active Development, 100% based in the U.S.; and

o	2.1 GW total multi-year pipeline in North America, ~90% based in the U.S.

About Bitfarms Ltd.

Bitfarms is a North American energy and digital infrastructure company that builds and operates vertically integrated, state-of-the-art data centers and energy infrastructure for high-performance computing and Bitcoin mining.

Bitfarms’ 2.1 GW North American energy portfolio, comprised of energized, under development, and pipeline MW, is clustered in data center hotspots with robust access to power and fiber infrastructure.

Bitfarms was founded in 2017 and is a proven leader in digital infrastructure with operations throughout the Americas. Bitfarms is headquartered in New York, NY and Toronto, ON and traded on the Nasdaq and Toronto Stock Exchange.

To learn more about Bitfarms’ events, developments, and online communities:

www.bitfarms.com

http://x.com/Bitfarms_io

https://www.linkedin.com/company/bitfarms/

Sympatheia Power Fund (SPF)

For more information on SPF, visit www.sympatheia.co.

Glossary of Terms

●	MW or MWh = Megawatts or megawatt hour

●	HPC/AI = High Performance Computing / Artificial Intelligence

Forward-Looking Statements

This news release contains certain “forward-looking information” and “forward-looking statements” (collectively, “forward-looking information”) that are based on expectations, estimates and projections as at the date of this news release and are covered by safe harbors under Canadian and United States securities laws. The statements and information in this release regarding the sale of the Paso Pe, Paraguay Site, the merits of the rebalancing operations to North America, the reinvestment of the proceeds of the sale for growth and projected growth, the North American energy and compute infrastructure strategy and other statements regarding future growth, plans and objectives of the Company are forward-looking information.

Any statements that involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often but not always using phrases such as “expects”, or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “budget”, “scheduled”, “forecasts”, “estimates”, “prospects”, “believes” or “intends” or variations of such words and phrases or stating that certain actions, events or results “may” or “could”, “would”, “might” or “will” be taken to occur or be achieved) are not statements of historical fact and may be forward-looking information. This forward-looking information is based on assumptions and estimates of management of Bitfarms at the time they were made, and involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance, or achievements of Bitfarms to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information. Such factors, risks and uncertainties include, among others: the inability to complete and the failure to receive payments owing pursuant to the sale of the Paso Pe, Paraguay Site on the terms as announced or at all; the reinvestment of the proceeds of the sale may not occur on an economic basis; the anticipated rebalancing of operations to North America and from Bitcoin mining to digital infrastructure may occur on a timeline different than the expectations of the Company, may not occur at all, and may have unanticipated costs for the Company; the anticipated benefits of the rebalancing of operations to North America and the North American energy and compute infrastructure strategy may not be realized or the realization of such benefits may be delayed; an inability to apply the Company’s data centers to HPC/AI opportunities on a profitable basis; a failure to secure long-term contracts associated with HPC/AI customers on terms which are economic or at all; the construction and operation of new facilities may not occur as currently planned, or at all; expansion of existing facilities may not materialize as currently anticipated, or at all; the construction and operation of new facilities may not occur as currently planned, or at all; expansion of existing facilities may not materialize as currently anticipated, or at all; failure of the equipment upgrades to be installed and operated as planned; the availability of additional power may not occur as currently planned, or at all; expansion may not materialize as currently anticipated, or at all; the power purchase agreements and economics thereof may not be as advantageous as expected the risks of an increase in electricity costs, cost of natural gas, changes in currency exchange rates, energy curtailment or regulatory changes in the energy regimes in the jurisdictions in which Bitfarms operates and the potential adverse impact on profitability; future capital needs and the ability to complete current and future financings, as well as capital market conditions in general; share dilution resulting from equity issuances; and the adoption or expansion of any regulation or law that will prevent Bitfarms from operating its business, or make it more costly to do so. For further information concerning these and other risks and uncertainties, refer to Bitfarms’ filings on www.sedarplus.ca (which are also available on the website of the U.S. Securities and Exchange Commission (the “SEC”) at www.sec.gov), including the Company’s annual information form for the year ended December 31, 2024, management’s discussion & analysis for the year-ended December 31, 2024 and the management’s discussion and analysis for the three and nine months ended September 30, 2025. Although Bitfarms has attempted to identify important factors that could cause actual results to differ materially from those expressed in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended, including factors that are currently unknown to or deemed immaterial by Bitfarms. There can be no assurance that such statements will prove to be accurate as actual results, and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on any forward-looking information. Bitfarms does not undertake any obligation to revise or update any forward-looking information other than as required by law. Trading in the securities of the Company should be considered highly speculative. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. Neither the Toronto Stock Exchange, Nasdaq, or any other securities exchange or regulatory authority accepts responsibility for the adequacy or accuracy of this release.

Investor Relations Contact:

Laine Yonker

investors@bitfarms.com

Media Contact:

Tara Goldstein

tgoldstein@bitfarms.com

3